UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION

4TH QTR 2021

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3



TIM

Disclaimer

This presentation **contains declarations that constitute forward looking statements** regarding the intent, belief or current expectations of the customer base, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance** and involve risks and uncertainties, and actual **results may differ materially from those projected** as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements.

Financial results are presented considering impacts from IFRS 16 adoption.

The normalized numbers reported in this presentation are adjusted by the effects listed below.

(1) Due to the reverse incorporation of TIM Participações S.A. by TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) by the end of August 2020, 2020 results present TIM S.A.'s figures, in accordance with the company's financial statements (ITR and DFP). In order to provide an adequate comparison from the economic standpoint, 2019 (and previous) data disclosed reflect that in TIM Participações's financial statements.

(2) Operation costs normalized by: sale of the control over the investment in the company I-Systems (-R$ 782.2 million in 4Q21), specialized legal and administrative services (+R$ 34.8 million in 4Q21, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21), expenses with consulting firm for the project of acquisition of Oi mobile assets (+R$ 4.3 million in 4Q21) and adjustments to the tower sale-leaseback agreement (+R$ 2.6 million in 1Q20). Net Income normalized by: impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21), tax credit and other effects (-R$ 13.3 million in 4Q21, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

Strong Execution Delivers Solid Results

Core

Value Strategy + Differentiation supporting **ARPU +6% YoY**

Positive 5G Auction outcome as expected

New Businesses

Launch of **Ampli Partnership**

C6 Partnership with great results, reaching **4.4%[1] of** Equity

Revenues above R$ 100 mln target

M&A

Closing of I-Systems (FiberCo) deal to **accelerate FTTH rollout**

Regulatory and antitrust approval of the deal with Oi

Infra Projects

Network preparation **for Oi integration**

85% achievement of 4G coverage TAC commitment

J2C supporting **customer experience improvement and cash cost efficiency**

Financials

All financial targets achieved

R$ 6 bln of OFCF, with more than R$ 1 bln increase

Mid-single digit growth for Service Revenues and EBITDA[2]

DELIVERING ON THE PROMISES WE MADE

(1) Estimated indirect stake considering the right to exercise subscription bonuses equivalent to approx. 4% of C6's share capital (see note 37 of the Financial Statements) and an additional 0.36% registered in January/22

(2) EBITDA normalized for the effects detailed in slide 2

ESG: A Year of Great Achievements and Developments

E
Committed to reducing environmental impact

>1.7k
Active Biosites



The new biosite in Ouro Preto (MG)

100%
of TIM's average electricity consumption from renewable sources

Zero
Indirect GHG emissions (scope 2)

-94%
scope 1 and scope 2 GHG emissions

S
Engaged in helping to build a more egalitarian community

Empowering Women
Partnership with *Mulheres Positivas* Movement



Diversity Indexes:
1st Telecom worldwide in the Refinitiv Diversity & Inclusion Index and Bloomberg Gender Equality Index

Digital Inclusion:
100% until 2023
municipalities in Brazil with TIM's 4G coverage

Employability programs for transgender, 50+ and black people

G
Aligned with the best standards and practices

R$ 1.6 bln
in SLB Issuance: Generating positive impact to society while reducing funding costs

14th
year listed in the B3 Corporate Sustainability Index

WOB
Women on Board Stamp
30% of the positions in the Board of Directors held by women

Revenue Growth on Track, Driven by Postpaid, Customer Platform and TIM Live

Net Service Revenue Breakdown
(R$ mln)


+5.0%
16,665
2020
493
Client Generated
105
Customer Platform
142
ITX and Others
Mobile +4.7%
93
+8.8%
Fixed
17,497
2021

✓ NET SERVICE REVENUE GROWTH OF 4.0% YOY IN 4Q21

✓ NET MOBILE SERVICE REVENUE GROWTH OF 3.8% YOY IN 4Q21

MOBILE REVENUE GROWTH DRIVEN BY POSTPAID DYNAMICS

Postpaid Net Revenue

+5.4% YoY in 2021

+3.7% YoY in 4Q21

% of Net Service Revenue
59% in 2021 and 4Q21

INITIATIVES BEYOND THE CORE ARE CONTRIBUTING TO REVENUE GROWTH

Customer Platform Net Revenue

119 mln in 2021

8x vs. 2020

TIM LIVE: A SOLID CONTRIBUTION IN 2021, DESPITE THE CHALLENGES DURING THE 2H21

TIM Live Net Revenue

+14.7% YoY in 2021

+9.4% YoY in 4Q21

Solid Execution Driving Consistent Performance

MOBILE: VOLUME-TO-VALUE WITH OFFER DIFFERENTIATION DRIVING SOLID PERFORMANCE



Mobile ARPU
(R$/mo)


+5.9%
24.9
26.4
2020
2021

+2.6% YoY in 4Q21

Voluntary Postpaid Churn (ex-M2M)
(%)


-0.7pp
4Q20
1Q21
2Q21
3Q21
4Q21

Improving Customers Lifetime Value

Postpaid (ex-M2M) Net Adds
('000)


800
600
400
200
0
-200
4Q20
1Q21
2Q21
3Q21
4Q21

+64% YoY in 2021

TIM LIVE: A BETTER CUSTOMER BASE MIX SUPPORTS POSITIVE PERFORMANCE



TIM Live ARPU
(R$/mo)


+3.7%
87.2
90.4
2020
2021

+0.5% YoY in 4Q21

Customer Base
('000)


645
+6.1%
685
346
-17.6%
286
FTTC
299
+33.6%
399
FTTH
2020
2021

Coverage rollout model transition: building to renting

- Seeking deployment acceleration
- Substituting capex to opex with positive FCF impact
- Closing in November/21
- I-Systems will deploy, operate and maintain last mile infrastructure
- 6 months of exclusivity period in new areas
- R$ 1.1 bln in secondary proceeds

Differentiated Value Proposition Combing Innovation and Customer Experience

MAIN 2021 GO TO MARKET DEVELOPMENTS

B2C Mobile

- Leading value proposition leveraging hub of services and content: pioneer in choice bundle
- Increased brand relevance and offer distinction through music: sponsorship of music events such as Rock in Rio and launch of offers such as Deezer Go
- Customer Platform partnerships (C6 and Ampli) supporting better LTV in mobile



TIM Live

- 1 Giga offer in all markets
- Upload speed as a differentiator
- New content partnerships


ULTRAFIBRA
TIM
PREPARE-SE PARA UMA REVOLUÇÃO NA SUA CASA!
1 GIGA
DE VELOCIDADE

B2B

- Leadership in IoT Agribusiness initiatives
- Industry 4.0 pilot: Stellantis plant automation with AI and cloud computing
- Smart City pilot projects with Rio de Janeiro state government

STELLANTIS

IMPROVING CLIENT PERCEPTION METRICS


Anatel Demands Satisfaction Ranking 2021
TIM
3.97
P2
P1
P4

-45% YoY in Anatel's complaints Index[2] in 4Q21

+62 mln calls interactions via Cognitive IVR since its implementation in 2020

+34% YoY increase in TIM's NPS (+42% YoY in *Família* segment)


MELHOR EXPERIÊNCIA
VÍDEO E VIDEOCHAMADA

Best video and video conference experience while sustaining the leadership in 4G availability[1]

(1) TIM Brasil Institutional Site: https://www.tim.com.br/rj/para-voce/rede-tim
(2) Includes only Mobile Service.

Customer Platform Proving to Be a Solid Opportunity

FINANCIAL & EDUCATIONAL SERVICES

R$ **83** mln
in 2021



C6BANK

Keeping up the pace

- **4.4%**[1] of total equity stake
- **Record numbers** of opened bank accounts

ampli

Acceleration underway

- **>50 thousands** students enrolled in undergrad and online open courses
- **~2x vs 3Q21** more undergrad enrollments through TIM's channels



M-ADS & DATA MONETIZATION

TIM ADS

Going beyond traditional advertising channels

1 mln of TIM Fun registered users
+5 mln surveys answered
+27 mln audience



R$ **36** mln
2021's Mobile Ads Revenue

✓ **Financial advisor hired to help finalize evaluation of partnerships under development and future opportunities**

✓ **TIM Insights and TIM Ads finding the right customer and engaging through the right channel**

(1) Estimated indirect stake considering the right to exercise subscription bonuses equivalent to approx. 4% of C6's share capital (see note 37 of the Financial Statements) and an additional 0.36% registered in January/22.

Continuous Evolution of Our Infrastructure to Support TIM's Transformation

FOCUS ON COVERAGE AND CAPACITY EXPANSION

Coverage Expansion

4G

2023 TAC commitment status (cities covered)


85%

Sky Coverage project **924** sites

Cities Coverage by Operator (2020 x 2021)


3.9
4.7
3.7
4.0
3.0
3.1
TIM
P1
P2

Capacity and Modernization

M-MIMO

+1.6k sites in 2021
Speed catch-up

+1.4k sites QoQ
Site Modernization

Network Sharing Agreement with Vivo Single Grid

- → Coverage expansion: >353 cities implemented by TIM and 363 by Vivo (421 sites each)
- → Consolidation: tests started in 21 cities

JOURNEY TO CLOUD GENERATING EFFICIENCY

44% of J2C workload already migrated

Key strategic plan delivery

3,506 servers migrated

90 live systems

4.8PB storage provisioned on Cloud Azure and Oracle

Digitalization Efforts are Helping to Offset Cost Pressures

DIGITALIZATION METRICS REMAIN ON TRACK

+17p.p. YoY — Recharges in Digital Channels Adoption

-12.4% YoY — Unitary Collection Cost

+5.6p.p. YoY — E-Billing Penetration

16% — PIX penetration in invoice payments

EFFICIENCY CULTURE CONTINUES TO PAY-OFF


Opex[1]
(R$ mln)
+0.6%
+4.8%
9,263
8,896
9,320
2019
2020
2021

+2.3% in 4Q21

- **IPCA (19-21): 19.99%**
- Bad Debt under control: -1.5% YoY in 2021 (represents 2.1% over Gross Revenues)
- 1.5 months of rent from I-Systems impacts 4Q21 results

(1) Opex normalized by the effects detailed in slide 2.

Volume to Value Strategy and Cost Control Drove EBITDA Growth

Consistent level of EBITDA and Margin


EBITDA[1]
(R$ mln)
8,372
+4.4%
8,738
2020
2021

48.4% of EBITDA margin[1] in 2021
(-0.1 p.p. YoY)

48.5% of EBITDA margin[1] in 2021 excluding I-Systems impact

+2.9% YoY of EBITDA[1] growth in 4Q21

51.0% of EBITDA margin[1] in 4Q21


CAPEX
(R$ mln)
+104.7%
3,891
+12.6%
7,966
4,382
2020
2021
Spectrum Auction Impacts
Organic

24.3% of Capex on Revenues in 2021
(+1.7 p.p. YoY)

22.7% of Capex on Revenues excluding Oi in 2021
(+0.2 p.p. YoY)


Net Income[1]
(R$ mln)
+17.6%
1,871
2,200
2020
2021


Sustaining Historical Shareholder Remuneration Levels
IOC announcements (R$ mln)
953
995
1,083
1,048
2018
2019
2020
2021

(1) EBITDA, Margin EBITDA and Net income normalized for the effects detailed in slide 2.

Consistent Cash Generation Strengthening Financial Performance

Operating Free Cash Flow Evolution
(R$ mln)


Postponement[2] of Anatel's fee payment impacting entire industry: ΔWC positively affected
4,610
366
1,117
490
4,075
1,599
3,530
6,084
5,182
+32.0%
Spectrum Auction and I-Systems Impacts
OFCF 2020
Δ EBITDA[1]
Δ Capex
Δ Working Capital[1] & Others[3]
OFCF 2021

Net Financial Position
(R$ mln)


-33.7%
-14.2%
5,611
4,338
3,723
4Q20
3Q21
4Q21

Net Debt / EBITDA LTM		4Q20	3Q21	4Q21
	Reported	0.67x	0.50x	0.43x
	After Lease	-0.39x	-0.58x	-0.75x

Increasing Cash Position with cash flow improvements and new debt

Cash Position
(R$ mln)


+111%
4,646
9,797
4Q20
4Q21

New Financing
(R$ bln)


Bilateral
1,07
Debenture
1,60
Asset Sale (I-Systems)
1,10
BNDES
0,39

R$ 3 bln of New Debt + R$ 1,1 bln of Asset Sales (I-Systems)

(1) EBITDA and Working Capital normalized for the effects detailed in slide 2;
(2) FISTEL TFF postponement totals ~R$ 1 bln (2020+2021);
(3) Include spectrum auction non-cash item, ~R$ 2,7 bln, See Note 40 of the Financial Statements

2021 Guidance Delivered

GOALS	SHORT TERM TARGETS (2021)	RESULTS (Actual)	
Revenue Sustainability	Service Revenues Growth: Mid single digit (YoY standalone)	+ 5.0% YoY	✓
Profitability	EBITDA: • Mid single digit growth (including preparation costs) • Stable margin	+ 4.4% YoY 48.4% (stable)	✓
Infrastructure Development	Capex ~ R$ 4.4 bln (including preparation investments)	R$ 4.38 bln	✓
Cash Generation	EBITDA-Capex on Revenues: ~24%	24.1%	✓

All targets delivered: another year of solid results

- Significant improvements in Customer Experience
- Solid developments in brand recognition and positioning
- Innovation and customer needs continued to drive portfolio evolution
- Expansion of opportunities through partnerships in IoT, 5G and Digital Platforms.


Oi Mobile
Acquisition Update
& New Guidance 2022-2024

We're Ready to Successfully Integrate the Operations

Anatel Approval (Feb/22) ✓
- Assets segregation and dropdown
- Definition of regulatory remedies
- Mobile license transferred to SPE

Cade Approval (Feb/22) ✓
- Antitrust remedies definition

Expected Closing Before May
- First audited numbers
- Payment of 90% of bid, 10% to be paid ~4 months later – price subject to adjustments

Network Migration (30 days after closing)
- Client base migration to TIM's network estimated in 3 months
- Spectrum migration as soon as customers start to operate in TIM's network
- Full spectrum migration in 6 to 8 months from closing

IT Systems Migration (Q2)
- Client base migration to TIM's IT platform in waves

Migration Completion (12 months after closing)
- Full transfer of client base to TIM's IT systems.
- Termination of TSA with Oi
- Merger of SPE-Cozani[1] into TIM S.A. after full migration

Remedies implementation → •••

(1) SPE Cozani is the company created by Oi where TIM's Assets Rights are allocated. After the Closing, the company will be under TIM S.A. until to be fully integrated.

Full Impact of Oi's Mobile Assets in 2024

Service Revenues - Migrated Clients Contribution
(R$ bln)



2022E
2023E
2024E

>15% of TIM's NSR will come from migrated clients in 2024

EBITDA - Migrated Clients Contribution
(R$ bln)



2022E
2023E
2024E

>20% of TIM's EBITDA will come from migrated clients in 2024

EBITDA Margin from migrated clients will improve as TSA and other integrations costs are reduced

EBITDA Margin - Migrated Clients



70%
60%
50%
40%
30%
300
250
200
150
100
50
-
2022E
2023E
2024E
EBITDA Margin - Migrated Clients Contribution (Bps)
EBITDA Margin - Migrated Clients

Building Blocks of the New Plan: What is Changing and Why?



Infra Transfor mation
Customer Platform
I-Systems Transaction
Oi Mobile Assets
Existing Operations
5G

2022 EBITDA Bridge
(R$)



2021
Baseline 2022
Oi's Assets Impact
I-Systems Impact
5G Impact
New TIM

2022 EBITDA-Capex Bridge
(R$)



2021
Baseline 2022
Oi's Assets Impact
I-Systems Impact
5G Impact
New TIM

New Company, New Targets: 2022-2024 Guidance

GOALS	SHORT TERM TARGETS (2022)	LONG TERM TARGETS (2022-2024)
Revenue Sustainability	Service Revenues Growth: + Double digit YoY	Service Revenues Growth: + Double digit CAGR 21-24
Profitability	EBITDA Growth: + Double digit YoY	EBITDA Growth: + Double digit CAGR 21-24
Infrastructure Development	Capex: ~ R$ 4.8 bln	Capex: ~ R$ 14 bln ∑ 22-24 Capex on Revenues: <20% @2024
Cash Generation	EBITDA-Capex on Revenues: >24%	EBITDA-Capex on Revenues: ≥29% @2024

Guidance excludes:

- Additional M&A activity
- New Spectrum auctions
- Tax and regulatory changes
- Upside from Customer Platform partnerships (e.g. value created by equity stakes)

Previous Guidance:

- Previous guidance did not include 5G auction + rollout and I-Systems deal
- Oi M&A was expected to close in EOY 2021
- On like-for-like comparison, all metrics would be on track versus previous guidance